UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Acadia Healthcare Company, Inc.

(Name of issuer)

Common Stock, par value $0.01

(Title of class of securities)

00404A109

(CUSIP number)

Waud Capital Partners

300 N. LaSalle St., Suite 4900

Chicago, IL 60654

(312) 676-8400

COPY TO:

Carol Anne Huff

Kirkland & Ellis LLP

300 N. LaSalle St.

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00404A109	Page 2 of 35

(1)	Names of reporting persons Waud Capital Partners II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,038,125 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,038,125 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 2,038,125 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.1% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 00404A109	Page 3 of 35

(1)	Names of reporting persons Waud Capital Partners QP II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 3,726,016 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 3,726,016 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 3,726,016 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.6% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 00404A109	Page 4 of 35

(1)	Names of reporting persons Reeve B. Waud 2011 Family Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 648,507 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 648,507 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 648,507 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.0% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 00404A109	Page 5 of 35

(1)	Names of reporting persons Waud Family Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 72,057 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 72,057 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 72,057 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.1% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 00404A109	Page 6 of 35

(1)	Names of reporting persons WCP FIF II (Acadia), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 568,655 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 568,655 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 568,655 (See Item 4)
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 0.9% (See Item 4)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 00404A109	Page 7 of 35

(1)	Names of reporting persons Waud Capital Affiliates II, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 582,401 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 582,401 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 582,401 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.9% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 00404A109	Page 8 of 35

(1)	Names of reporting persons Waud Capital Affiliates III, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 298,889 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 298,889 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 298,889 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.5% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 00404A109	Page 9 of 35

(1)	Names of reporting persons WCP FIF III (Acadia), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 811,863 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 811,863 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 811,863 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.2% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 00404A109	Page 10 of 35

(1)	Names of reporting persons Waud Capital Partners QP III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,849,888 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,849,888 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 1,849,888 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.8% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 00404A109	Page 11 of 35

(1)	Names of reporting persons Waud Capital Partners III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 327,133 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 327,133 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 327,133 (See Item 5)
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 0.5% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 00404A109	Page 12 of 35

(1)	Names of reporting persons Waud Capital Partners Management II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 14,962,216 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 14,962,216 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 14,962,216 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 22.7% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 00404A109	Page 13 of 35

(1)	Names of reporting persons Waud Capital Partners II, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 14,962,216 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 14,962,216 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 14,962,216 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 22.7% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 00404A109	Page 14 of 35

(1)	Names of reporting persons Waud Capital Partners Management III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 11,334,792 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,334,792 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 11,334,792 (See Item 5)
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 17.2% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 00404A109	Page 15 of 35

(1)	Names of reporting persons Waud Capital Partners III, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 11,334,792 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,334,792 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 11,334,792 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.2% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 00404A109	Page 16 of 35

(1)	Names of reporting persons Waud Capital Partners, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 35,942 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 35,942 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 35,942 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.1% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 00404A109	Page 17 of 35

(1)	Names of reporting persons Crystal Cove LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 795,667 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 795,667 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 795,667 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.2% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 00404A109	Page 18 of 35

(1)	Names of reporting persons Reeve B. Waud
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 19,835,495 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 19,835,495 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 19,835,495 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 30.1% (See Item 5)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 00404A109	Page 19 of 35

(1)	Names of reporting persons Melissa W. Waud
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 33,333 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 33,333 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 33,333 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.1% (See Item 5)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 00404A109	Page 20 of 35

Item 1. Security and Issuer.

The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of Acadia Healthcare Company, Inc. (the “Company”). The principal executive offices of the Company are located at 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067.

Item 2. Identity and Background.

(a) This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: (i) Waud Capital Partners II, L.P. (“WCP II”); (ii) Waud Capital Partners QP II, L.P. (“Waud QP II”); (iii) the Reeve B. Waud 2011 Family Trust (the “Waud Family Trust”); (iv) Waud Family Partners, L.P. (“WFP LP”); (v) WCP FIF II (Acadia), L.P. (“WCP FIF II”); (vi) Waud Capital Affiliates II, L.L.C. (“Waud Affiliates II”); (vii) Waud Capital Affiliates III, L.L.C. (“Waud Affiliates III”); (viii) WCP FIF III (Acadia), L.P. (“WCP FIF III”); (ix) Waud Capital Partners QP III, L.P. (“Waud QP III”); (x) Waud Capital Partners III, L.P. (“WCP III”); (xi) Reeve B. Waud; (xii) Waud Capital Partners Management II, L.P. (“WCPM II”); (xiii) Waud Capital Partners II, L.L.C. (“Waud II LLC”); (xiv) Waud Capital Partners Management III, L.P. (“WCPM III”); (xv) Waud Capital Partners III, L.L.C. (“Waud III LLC”); (xvi) Waud Capital Partners, L.L.C. (“Waud Capital Partners”); (xvii) Crystal Cove LP (“Crystal Cove”); and (xviii) Melissa W. Waud (collectively, the “Reporting Persons”).

The Reporting Persons have previously filed statements on Schedule 13G with respect to the Common Stock reported on this Schedule 13D. As a result of the Stockholders Agreement (as defined in Item 4 below), the Reporting Persons, the current and former members of Company management listed below (collectively, “Acadia Management”) and the investment funds affiliated with Bain Capital Partners, LLC listed below (“Bain Capital” and collectively with the Reporting Persons and Acadia Management, the “Investment Group”) may be deemed to be a group pursuant to Rule 13d-5(b)(1) of the Act with respect to the Common Stock. As further described in Item 4 below, the Reporting Persons are filing this Schedule 13D to report the addition of new members to the “group.” Because Bain Capital, as the new members of the Investment Group, collectively owns greater than 2% of the outstanding Common Stock of the Company, the Reporting Persons are no longer eligible to report their ownership on Schedule 13G.

Acadia Management	Bain Capital

Joey A. Jacobs	Bain Capital Fund VIII, LLC

The Jeremy Brent Jacobs GST Non-Exempt Trust u/a/d 04/26/2011	Bain Capital VIII Coinvestment Fund, LLC

The Scott Douglas Jacobs GST Non-Exempt Trust u/a/d 04/26/2011	BCIP Associates III, LLC

Brent Turner	BCIP Associates – G

The Elizabeth Grace Turner 2011 Vested Trust	BCIP Associates III-B, LLC

The William Jesse Turner 2011 Vested Trust	BCIP T Associates III, LLC

Ronald M. Fincher	BCIP T Associates III-B, LLC

The Ras W. Fincher II Trust u/a/d 9/13/11	RGIP, LP

The Morgan M. Fincher Trust u/a/d 9/13/11

The Cody C. Fincher Trust u/a/d 9/13/11

Jack E. Polson

The Jack E. Polson Family 2013 Grantor Retained Annuity Trust

Christopher L. Howard

Danny E. Carpenter

Robert W. Swinson

Fred T. Dodd, Jr.

Randall P. Goldberg

The Reporting Persons have entered into a Joint Filing Agreement, dated February 17, 2015, a copy of which is attached as Exhibit A to this statement, pursuant to which the Reporting Persons agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

SCHEDULE 13D

CUSIP No. 00404A109	Page 21 of 35

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.

(b) The address of the principal business office of each of the Reporting Persons is c/o Waud Capital Partners, L.LC., 300 N. LaSalle Street, Suite 4900, Chicago, Illinois 60654.

(c) WCP II, Waud QP II, WCP FIF II, Waud Affiliates II, WCP FIF III, Waud QP III, WCP III and Waud Affiliates III are private equity investment funds (the “Funds”). WCPM II is engaged primarily in the business of serving as the general partner of WCP II, Waud QP II and WCP FIF II and the manager of Waud Affiliates II. WCPM III is engaged primarily in the business of serving as the general partner of WCP FIF III, Waud QP III and WCP III and the manager of Waud Affiliates III. Waud II LLC and Waud III LLC are primarily engaged in serving as the ultimate general partners for the Funds. Waud Capital Partners is the management company with respect to the Funds. Reeve B. Waud is the founder and managing partner of Waud Capital Partners.

(d)-(e) None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, managing directors or general partners (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, managing directors or general partners (as applicable) has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) WCP II, Waud QP II, WFP LP, WCP FIF II, Waud Affiliates II, Waud Affiliates III, WCP FIF III, Waud QP III, WCP III, WCPM II, Waud II LLC, WCPM III, Waud III LLC, Waud Capital Partners and Crystal Cove were organized under the laws of the State of Delaware. The Waud Family Trust was organized under the laws of the State of Illinois. Mr. Waud and Ms. Waud are citizens of the United States.

SCHEDULE 13D

CUSIP No. 00404A109	Page 22 of 35

Item 3 . Source and Amount of Funds.

Shares owned by the Funds and the Waud Family Trust were distributed by Acadia Healthcare Holdings, LLC (“Holdings”) to the Funds in a pro rata distribution in respect of their ownership interests prior to the merger of Acadia Healthcare Company, Inc. and PHC, Inc., which merger occurred on November 1, 2011. The securities of Holdings originally purchased by the Funds were purchased with capital contributed to the Funds by investors in such Funds. Shares held of record by Messrs. Waud and Lattner and Waud Capital Partners were received from the Company as director grants. Shares held by Crystal Cove were received as gifts in December 2012. Shares held by Melissa Waud were purchased in December 2011 with cash on hand. All other reported shares are owned of record by persons other than the Reporting Persons as further described in Items 4 and 5 below.

Item 4. Purpose of the Transaction.

On October 29, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) among the Company, Copper Acquisition Co., Inc., a newly formed Delaware corporation wholly owned by the Company (“Merger Sub”), and CRC Health Group, Inc., a Delaware corporation (“CRC”), pursuant to which, among other things, Merger Sub would be merged with and into CRC (the “Merger”). Investment funds affiliated with Bain Capital Partners, LLC owned approximately 98% of the capital stock of CRC prior to the consummation of the Merger. The Merger was consummated on February 11, 2015. The Reporting Persons entered into an amended and restated stockholders agreement (the “Stockholders Agreement”) with the Company, Bain Capital and Acadia Management on October 29, 2014. The Stockholders Agreement became effective on February 11, 2015, in connection with the closing of the Merger. Acadia Management and Bain Capital agreed to vote their shares of Common Stock (and any other voting securities of the Company over which they have voting control) in favor of a nominee to the Company’s board of directors to be designated by the affiliates of Waud Capital Partners party to the Stockholders Agreement in accordance with the terms thereof.

The Reporting Persons acquired the shares held by them for investment purposes. As of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Company at any time in the future. In determining from time to time whether to sell their shares of the Company’s Common Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional debt or

SCHEDULE 13D

CUSIP No. 00404A109	Page 23 of 35

equity securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Company or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)	Amount beneficially owned as of the date hereof: In the aggregate, the Reporting Persons beneficially own 19,835,495 shares of Common Stock. 11,788,476 of the reported shares (the “Waud Shares”) are owned of record as follows: (i) 2,038,125 shares by WCP II; (ii) 3,726,016 shares by Waud QP II; (iii) 648,507 shares by the Waud Family Trust; (iv) 72,057 shares by WFP LP; (v) 568,655 shares by WCP FIF II; (vi) 582,401 shares by Waud Affiliates II; (vii) 298,889 shares by Waud Affiliates III; (viii) 811,863 shares by WCP FIF III; (ix) 1,849,888 shares by Waud QP III; (x) 327,133 shares by WCP III; (xi) 6,071 shares by Reeve B. Waud; (xii) 795,667 shares by Crystal Cove; (xiii) 33,333 shares by Melissa W. Waud, Mr. Waud’s wife; (xiv) 25,440 shares by Waud Capital Partners; and (xv) 4,431 shares by Kyle D. Lattner. Mr. Lattner is an employee of Waud Capital Partners and holds his shares for the benefit of Waud Capital Partners. Mr. Waud also holds the shares held of record by him for the benefit of Waud Capital Partners. WCPM II, as the general partner of WCP II, Waud QP II and WCP FIF II and the manager of Waud Affiliates II, and Waud II LLC, as the general partner of WCPM II, may be deemed to share beneficial ownership of the shares of Common Stock held of record by such Reporting Person(s). WCPM III, as the general partner of WCP FIF III, Waud QP III and WCP III and the manager of Waud Affiliates III, and Waud III LLC, as the general partner of WCPM III, may be deemed to share beneficial ownership of the shares of Common Stock held of record by such Reporting Person(s). Mr. Waud may be deemed to beneficially own the Shares by virtue of his (A) making decisions for the limited partner committee of each of WCPM II and WCPM III, (B) being the manager of Waud II LLC and Waud III LLC, (C) being the general partner of WFP LP and Crystal Cove, (D) being the investment advisor of the Waud Family Trust, (E) being married to Ms. Waud and (E) being the sole manager of Waud Capital Partners.

As of the date hereof, the Funds are the record owners of a majority of the Waud Shares and therefore can direct decisions under the Stockholders Agreement. As a result of the foregoing, each of WCPM II, WCPM III, Waud II LLC, as the general partner of WCPM II, Waud III LLC, as the general partner of WCPM III, and Mr. Waud may be deemed to share beneficial ownership of the following: (i) the shares of the Company’s Common Stock held by Acadia Management, which persons have agreed to vote such shares in favor of a designee to the Company’s board of directors to be appointed by the Waud Capital Partners affiliates party to the Stockholders Agreement and (ii) the shares of the Company’s Common Stock held by Bain Capital, which persons have agreed to vote such shares in favor of a designee to the Company’s board of directors to be appointed by the Waud Capital Partners affiliates party to the Stockholders Agreement.

The Reporting Persons have been advised that, as of the date hereof, Acadia Management holds an aggregate of 2,212,746 shares, or 3.4%, of the Company’s Common Stock and Bain Capital holds an aggregate of 5,834,273 shares, or 8.8%, of the Company’s Common Stock. It is the understanding of the Reporting Persons that Acadia Management and Bain Capital will each be filing a separate Schedule 13D.

Percent of class: In the aggregate, the Reporting Persons beneficially own 19,835,495 shares of Common Stock, or 30.1% of the total number of shares of Common Stock outstanding.

All percentages calculated in this Schedule 13D are based upon 65,996,092 shares currently outstanding (based upon information provided by the Company to the Reporting Persons on February 11, 2015).

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 7 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 8 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto.

SCHEDULE 13D

CUSIP No. 00404A109	Page 24 of 35

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Stockholders Agreement

See description of the Stockholders Agreement in Item 4 above. Upon completion of the Merger, the Stockholders Agreement amended and replaced the existing Stockholders Agreement, dated as of November 1, 2011, as amended. The Stockholders Agreement generally grants the Reporting Persons the right to designate, following the expiration of the current term of directors designated by Waud Capital, one nominee for election to the board of directors of the Company for one additional three-year term. The Reporting Persons also retain a consent right over the removal of existing directors designated by the Reporting Persons and any vacancies in such designated board seats may be filled by the Reporting Persons prior to the expiration of the current terms of such directors. The Stockholders Agreement also contains certain transfer restrictions with respect to equity of the Company held by the management stockholders party to the Stockholders Agreement.

The foregoing description of the Stockholders Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Stockholders Agreement, which is incorporated by reference herein.

Second Amended and Restated Registration Rights Agreement

Concurrently with the execution of the Merger Agreement, the Company entered into a Second Amended and Restated Registration Rights Agreement (the “New Registration Rights Agreement”) with the parties named therein. The New Registration Rights Agreement amends and replaces the existing Amended and Restated Registration Rights Agreement dated as of April 1, 2011, as amended (the “Existing Registration Rights Agreement”). The parties to the New Registration Rights Agreement amended the New Registration Rights Agreement on February 11, 2015 to add an additional party to the New Registration Rights Agreement as a “Bain Investor”. The New Registration Rights Agreement grants certain stockholders “demand” registration rights for registered offerings and “piggyback” registration rights with respect to the Company’s securities. All expenses incident to registrations are required to be borne by the Company.

The foregoing description of the New Registration Rights Agreement (as amended) does not purport to be a complete description and is qualified in its entirety by reference to the full text of the New Registration Rights Agreement, which is incorporated by reference herein.

SCHEDULE 13D

CUSIP No. 00404A109	Page 25 of 35

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement dated as of February 17, 2015, by and among the Reporting Persons

Exhibit B:	Amended and Restated Stockholders Agreement, dated as of October 29, 2014, by and among Acadia Healthcare Company, Inc. and the Stockholders party thereto (incorporated by reference to Exhibit 4.1 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on October 30, 2014)

Exhibit C:	Second Amended and Restated Registration Rights Agreement, dated as of October 29, 2014, by and among Acadia Healthcare Company, Inc. and the Parties party thereto (incorporated by reference to Exhibit 4.2 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on October 30, 2014)

Exhibit D:	Amendment, dated February 11, 2015, to the Second Amended and Restated Registration Rights Agreement, dated as of October 29, 2014, by and among Acadia Healthcare Company, Inc. and each of the Parties named therein (incorporated by reference to Exhibit 4.6 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on February 12, 2015)

Exhibit E:	Evidence of Signing Authority of Cornelius B. Waud with respect to the Reeve B. Waud 2011 Family Trust

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud

By:	/s/ Melissa W. Waud
Name:	Melissa W. Waud

WAUD CAPITAL PARTNERS II, L.P.

By:	Waud Capital Partners Management II, L.P.
Its:	General Partner

By:	Waud Capital Partners II, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS QP II, L.P.

By:	Waud Capital Partners Management II, L.P.
Its:	General Partner

By:	Waud Capital Partners II, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WCP FIF II (ACADIA), L.P.

By:	Waud Capital Partners Management II, L.P.
Its:	General Partner

By:	Waud Capital Partners II, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS MANAGEMENT II, L.P.

By:	Waud Capital Partners II, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS II, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS MANAGEMENT III, L.P.

By:	Waud Capital Partners III, L.LC.
Its:	General Partners

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS III, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS III, L.P.

By:	Waud Capital Partners Management III, L.P.
Its:	General Partner

By:	Waud Capital Partners III, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS QP III, L.P.

By:	Waud Capital Partners Management III, L.P.
Its:	General Partner

By:	Waud Capital Partners III, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD FIF III (ACADIA), L.P.

By:	Waud Capital Partners Management III, L.P.
Its:	General Partner

By:	Waud Capital Partners III, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL AFFILIATES II, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL AFFILIATES III, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD FAMILY PARTNERS, L.P.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Sole Manager

REEVE B. WAUD 2011 FAMILY TRUST

By:	/s/ Cornelius B. Waud
Name:	Cornelius B. Waud
Its:	Trustee

(evidence of signing authority attached as Exhibit E hereto) CRYSTAL COVE LP

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	General Partner

EXHIBIT INDEX

Exhibit	Description

Exhibit A:	Joint Filing Agreement dated as of February 17, 2015, by and among the Reporting Persons

Exhibit B:	Amended and Restated Stockholders Agreement, dated as of October 29, 2014, by and among Acadia Healthcare Company, Inc. and the Stockholders party thereto (incorporated by reference to Exhibit 4.1 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on October 30, 2014)

Exhibit C:	Second Amended and Restated Registration Rights Agreement, dated as of October 29, 2014, by and among Acadia Healthcare Company, Inc. and the Parties party thereto (incorporated by reference to Exhibit 4.2 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on October 30, 2014)

Exhibit D:	Amendment, dated February 11, 2015, to the Second Amended and Restated Registration Rights Agreement, dated as of October 29, 2014, by and among Acadia Healthcare Company, Inc. and each of the Parties named therein (incorporated by reference to Exhibit 4.6 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on February 12, 2015)

Exhibit E:	Evidence of Signing Authority of Cornelius B. Waud with respect to the Reeve B. Waud 2011 Family Trust

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

In accordance with Rule 13d–1(k)(l) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of the Company (as defined in the attached Schedule 13D), and agrees that this agreement be included as an Exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of this 17th day of February 2015.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud

By:	/s/ Melissa W. Waud
Name:	Melissa W. Waud

[Signature Page to Joint Filing Agreement]

WAUD CAPITAL PARTNERS II, L.P.

By:	Waud Capital Partners Management II, L.P.
Its:	General Partner

By:	Waud Capital Partners II, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS QP II, L.P.

By:	Waud Capital Partners Management II, L.P.
Its:	General Partner

By:	Waud Capital Partners II, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WCP FIF II (ACADIA), L.P.

By:	Waud Capital Partners Management II, L.P.
Its:	General Partner

By:	Waud Capital Partners II, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS MANAGEMENT II, L.P.

By:	Waud Capital Partners II, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS II, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

[Signature Page to Joint Filing Agreement]

WAUD CAPITAL PARTNERS MANAGEMENT III, L.P.

By:	Waud Capital Partners III, L.LC.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS III, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS III, L.P.

By:	Waud Capital Partners Management III, L.P.
Its:	General Partner

By:	Waud Capital Partners III, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS QP III, L.P.

By:	Waud Capital Partners Management III, L.P.
Its:	General Partner

By:	Waud Capital Partners III, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD FIF III (ACADIA), L.P.

By:	Waud Capital Partners Management III, L.P.
Its:	General Partner

By:	Waud Capital Partners III, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

[Signature Page to Joint Filing Agreement]

WAUD CAPITAL AFFILIATES II, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL AFFILIATES III, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD FAMILY PARTNERS, L.P.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

REEVE B. WAUD 2011 FAMILY TRUST

By:	/s/ Cornelius B. Waud
Name:	Cornelius B. Waud
Its:	Trustee

(evidence of signing authority attached as Exhibit E hereto) WAUD CAPITAL PARTNERS, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Sole Manager

CRYSTAL COVE LP

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	General Partner

[Signature Page to Joint Filing Agreement]

Exhibit E

EVIDENCE OF SIGNING AUTHORITY OF CORNELIUS B. WAUD WITH RESPECT TO THE REEVE B. WAUD 2011

FAMILY TRUST

Excerpt from Trust Agreement for the Reeve B. Waud 2011 Family Trust

7.04 Trustee Powers. The trustee shall have the following powers and discretions and all others granted by applicable law, to be exercised in a fiduciary capacity:

(b) Contracts. To execute, acknowledge and deliver contracts and other agreements and instruments in connection with any action that the trustee is authorized to take under this instrument, and containing such terms as the trustee decides are advisable, including granting warranties and indemnifications.

. . .

(w) General. To give receipts and discharges; to execute and deliver necessary instruments; and to perform other acts appropriate for proper trust administration.